Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
September 20, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Freedom Acquisition Holdings, Inc. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (File No. 1-33217)
Ladies and Gentlemen:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Company”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 1-33217) originally filed on July 12, 2007 (the “Proxy Statement”), marked to show changes from Amendment No. 1 to the Proxy Statement filed on August 24, 2006 (“Amendment No. 1”), with respect to the Company’s proposed acquisition of GLG Partners LP and its affiliated entities (collectively, “GLG”).
     This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 13, 2007 (the “Comment Letter”) from Jennifer Hardy, Esq., Branch Chief of the SEC, to Nicolas Berggruen, President and Chief Executive Officer of the Company, in connection with Amendment No. 1. Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses. Capitalized terms used in this letter but not defined herein will have the same definitions as in Amendment No. 2.
     In addition to changes made to address the Staff’s comments, Amendment No. 2 includes various updating information.
General
1.	You state that GLG Partners LP currently relies on the exemption from registration provided by section 203(b)(3) of the Investment Advisers Act of 1940 and rule 203(b)(3)-1 thereunder (the “exemption”). You also state that, while it is anticipated that either GLG Partners LP or GLG Inc. will register as an investment adviser with the SEC, this registration may occur after the closing of the acquisition, and that GLG Partners LP and its affiliated entities (“GLG”) will continue to rely on the exemption until such investment adviser registration is filed and becomes effective.

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Please explain with more specificity how GLG Partners LP currently can rely on the exemption and how GLG will be able to rely on the exemption after the acquisition. Specifically, please explain whether GLG Partners LP and/or GLG should be deemed to be holding itself out generally to the public as an investment adviser. In providing this explanation, please address the statement on page 166 of Amendment No. 1 that: “GLG also believes that becoming a publicly traded NYSE-listed company will further enhance the brand awareness of GLG and its business and will facilitate AUM growth by attracting new clients, particularly from the United States and other under-penetrated geographic markets.”
In response to the Staff’s comment, the Company supplementally advises the Staff on behalf of GLG as follows:
As previously stated in the Company’s response to Comment No. 2 in the Company’s letter dated August 24, 2007, GLG Partners LP relies on the exemption from registration as an investment adviser under Section 203(b)(3) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Rule 203(b)(3)-1 thereunder. Section 203(b)(3) states that the Advisers Act does not apply to “any investment adviser who during the course of the preceding twelve months has had fewer than fifteen clients and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any [registered] investment company. . . .”
The Staff’s comment specifically asks whether GLG Partners LP and its affiliated entities should be deemed to be holding itself out generally to the public as an investment adviser, particularly in light of the statement on page 166 of Amendment No. 1 that, “GLG also believes that becoming a publicly traded NYSE-listed company will further enhance the brand awareness of GLG and its business and will facilitate AUM growth by attracting new clients, particularly from the United States and other under-penetrated geographic markets.”
The Company respectfully advises the Staff that it and GLG believe that neither the statement quoted above nor other statements made elsewhere in Amendment No. 2 relating to the operations and business plans of GLG (collectively, the “Statements”) should be considered as “holding out” activities that invalidate the availability of the exemption provided by Section 203(b)(3) of the Advisers Act.

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     The Statements are not made with the purpose or intent of expressing GLG Partners LP’s willingness to accept new advisory clients. 1 The Statements are not directed to existing or potential advisory clients of GLG; rather, they are directed to investors in the Company, which proposes to acquire indirectly GLG Partners LP. The Statements are made in response to specific regulatory disclosure requirements under the federal securities laws and SEC rules and not for the purpose of advertising, promoting or soliciting the advisory services of GLG Partners LP. The Statements provide investors in the Company with material information about GLG so that such investors may make an informed investment decision regarding the Company’s acquisition of GLG. One such material piece of information is the factual statement of GLG’s intent to expand after it becomes a public company in the United States and that being an exchange-listed company will assist it in that effort. For the reasons discussed above, the Company does not believe that the Statements should be construed in such a manner that GLG is holding itself out generally to the public as an investment adviser.
     GLG Inc. is currently in the process of preparing for registration as an investment adviser with the SEC. However, the registration as an investment adviser and the acquisition of GLG Inc. by GLG Partners LP or its permitted assignee are not expected to be completed until after the acquisition of GLG by the Company is completed. Following such registration and the completion of the acquisition of GLG Inc., GLG intends to operate in reliance on the Staff’s line of no-action letters commonly referred to as the “Unibanco” guidance. As such, all investment advisory activities with respect to U.S. advisory clients of GLG will be conducted through GLG Inc., which will be subject to full regulation as an investment adviser under the Advisers Act. Currently, GLG Partners LP has one U.S. advisory client (for which it acts on a non-discretionary basis), and the related advisory contract will be assigned to GLG Inc. in accordance with the Unibanco protocol. Until the acquisition of GLG Inc. is completed and GLG Inc.’s registration becomes effective, GLG Partners LP will continue to operate in reliance on the Section 203(b)(3) exemption.

[1]	Note that under the “Questions and Answers About the Proposals” section of Amendment No. 2, the Company specifically states in bold-faced type that “Nothing in this proxy statement should in any way be construed as, or is intended to be, a solicitation for, or an offer to provide, investment advisory services.”

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Cover
2.	Please clarify that GLG shareowners will receive equity, including a majority of the combined company’s equity and approximately $1B in cash.
     In response to the Staff’s comment, the Company has included the requested disclosure in the Notice of Special Meeting in Amendment No. 2 in the description of the acquisition proposal.
Summary, page 1
3.	Please include your response to comment 15 in our letter dated August 10, 2007, relating to the board’s analysis of enterprise value, in the Summary section of the filing.
     In response to the Staff’s comment, the Company has included the requested disclosure in the Summary section and under the heading “The Acquisition—Recommendation of the Freedom Board” in Amendment No. 2.
4.	We note your response to comment 20 in our letter dated August 10, 2007. The disclosure you refer to does not appear until page 143 of the filing. In the pro forma financial information, you reflect that total members’ equity on a historical basis will change from $338 million to a deficit of $173 million (($70) million assuming maximum approval) on a pro forma combined basis as of June 30, 2007. In addition, you reflect a net income on a historical basis will change from $360 million to a net loss of $501 million on a pro forma combined basis for the year ended December 31, 2006. Since your net income (loss) trends will be materially affected subsequent to completion of the transaction, as previously requested, please briefly disclose these changes and the reasons therefore in the Summary section of the filing.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “Summary Unaudited Pro Forma Condensed Combined Financial Information” in the Summary section in Amendment No. 2.

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GLG, page 1
5.	We note your response to comment 24 in our letter dated August 10, 2007. However, since it appears that Jonathon Green is an affiliate of and consultant to GLG, please disclose the amount of consideration Istithmar and Sal. Oppenheim will pay for the 3% equity stakes.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “GLG” in the Summary section and under the heading “Information about GLG—Growth Strategies—Build on Success in Europe and the United Kingdom to Penetrate Other Major Markets” in Amendment No. 2.
The Acquisition, page 3
6. Please disclose that the purchase price for the acquisition is $3.4B.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—Acquisition Consideration” in the Summary section in Amendment No. 2.
The Acquired Companies, page 3
7.	Please disclose the information set forth in your response to comment 13 in our letter dated August 10, 2007.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—The Acquired Companies” in the Summary section and under the heading “The Acquisition—General—Purchase Price” in Amendment No. 2.
8.	We note your response to comment 28 in our letter dated August 10, 2007. Please explain in greater detail how special distributions for the FA Sub 2 Limited Exchangeable Shares are determined. For example, is there a formula or contractual term to calculate these special distributions?
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—Acquisition Consideration” in the Summary section and under the heading “The Authorized Share Proposal—Description of Capital Stock—FA Sub 2 Limited Exchangeable Shares” in Amendment No. 2.

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Acquisition Consideration, page 4
9.	We note your response to comment 29 in our letter dated August 10, 2007. Please briefly describe the purpose of issuing the notes rather than paying the cash. Also explain why the 33 million ordinary shares are subject to put and call rights.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—Acquisition Consideration” in the Summary section and under the heading “The Acquisition—General—Purchase Price” in Amendment No. 2.
     The Company supplementally advises the Staff that the GLG Shareowners are subject to different tax rules depending on their particular circumstances and as a result, the tax consequences to the GLG Shareowners of the receipt of a particular security (e.g., the Company’s common stock, FA Sub 1 Limited ordinary shares, or FA Sub 2 Limited Exchangeable Shares and the Company’s Series A preferred stock) or form of consideration (e.g., cash or Notes) offered as alternatives in the acquisition transaction would vary among the GLG Shareowners.
     In addition, the Company advises the Staff that the 33,000,000 ordinary shares of FA Sub 1 Limited are exchangeable, pursuant to the put and call rights, for 33,000,000 shares of the Company’s common stock. The put and call rights with respect to the 33,000,000 FA Sub 1 Limited ordinary shares were provided to permit FA Sub 1 Limited and/or the holders of the ordinary shares to simplify the capitalization of FA Sub 1 Limited following the completion of the acquisition. The Company anticipates exercising (subject to approval by the Company’s reconstituted board of directors after the acquisition) its call right at the earliest opportunity in the event that any holder of ordinary shares of FA Sub 1 Limited does not first exercise its put right following the completion of the acquisition.
Acquisition-Related Agreements and Transactions, page 7
10.	Please quantify the consideration to be paid in connection with the equity participation plan.
     In response to the staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—Acquisition-Related Agreements and Transactions” in the Summary section in Amendment No. 2.

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Structure of GLG Partners, Inc. Upon Consummation of the Acquisition, page 9
11.	Please include in the diagram the break down of the ownership of GLG Partners, Inc., the public company.
     In response to the Staff’s comment, the Company has included a breakdown of the ownership of GLG Partners, Inc. in the diagram under the heading “The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in the Summary section and under the heading “The Acquisition—General—Acquisition Structure” in Amendment No. 2.
12.	Please also include a diagram of the GLG structure immediately prior to the acquisition and related transactions.
     In response to the Staff’s comment, the Company has included the requested diagram of GLG’s structure immediately prior to the acquisition and the related transactions under the heading “The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in the Summary section and under the heading “Organizational Structure—Pre-Acquisition Organizational Structure” in Amendment No. 2.
13.	Please describe the terms of the GLG Inc. acquisition to be completed following the completion of this acquisition.
     In response to the Staff’s comment, the Company has included a description of the proposed acquisition of GLG Inc. under the heading “The Acquisition—Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in the Summary section in Amendment No. 2.
Interests of Principals and Key Personnel of GLG in the Acquisition, page 15
14.	Please add your response to comment 32 in our letter dated August 10, 2007 in this section of the filing. Also quantify the cash and shares the principals will receive in connection with the acquisition. If material, please disclose your estimate of other cash distributions from distributable profits prior to the acquisition.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—Interests of Principals, The Trustees and Key Personnel of GLG in the Acquisition” in the Summary section and under the heading “The Acquisition Proposal— Interests of Principals, The Trustees and Key Personnel of GLG in the Acquisition” in Amendment No. 2.

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Risk Factors, page 21
We expect to incur significant costs associated with the acquisition . . ., page 39
15.	We note your response to comment 40 in our letter dated August 10, 2007. Please quantify the net losses, negative net worth, and compensation expenses. Also clarify the meaning of your statement that “there are no compensation charges relating to the acquisition”, since it appears to contradict the language on page 144. Please also explain in clear language why compensation and benefits will reflect the amortization of non-cash equity based compensation expense and what this means.
     In response to the Staff’s comment, the Company has revised the disclosure under the above-reference risk factor as requested.
Forward-Looking Statements, page 48
16.	The safe harbor for forward-looking statements is not available to issuers that are not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Please revise accordingly.
     The Company respectfully disagrees with the Staff’s comment and believes the Company is eligible for the safe harbor for forward-looking statements. The Company has been an issuer subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 2006. Notwithstanding that the bulk of the disclosure in Amendment No. 2 concerns GLG, Amendment No. 2 is a filing of the Company under the Exchange Act and the definitive proxy statement will be distributed to the Company’s stockholders. All references to GLG that contain forward looking statements are, in fact, references to the Company following the proposed business combination of the Company and GLG. Following that business combination, the business of GLG will be the business of the Company. As a result, the Company believes it is entitled to rely on the safe harbor provided by Section 21E of the Exchange Act and does not need to revise the statements under the heading “Forward-Looking Statements” in Amendment No. 2.

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Recommendation of the Freedom Board, page 64
17.	In the fourth bullet on page 65, please clarify and quantify what the pro forma effect of the issuance of the shares on Freedom’s earnings per share is.
     In response to the Staff’s comment, the Company has provided the requested disclosure under “The Acquisition—Recommendation of the Freedom Board” in Amendment No. 2.
18.	Since Freedom did not receive a fairness opinion, please specifically address how the board determined that the acquisition was fair to unaffiliated stockholders.
     In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition — Recommendation of the Freedom Board” in Amendment No. 2.
19.	In this respect, please disclose the information provided in your response to comment number 7 in our letter dated August 10, 2007 regarding the scope of financial advisory services and why neither company obtained a fairness opinion.
     In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition—Recommendation of the Freedom Board” in Amendment No. 2.
20.	Please disclose that neither party received a report, opinion or appraisal from its financial advisors in connection with the acquisition.
     In response to the Staff’s comment, the Company has included the requested disclosure under “The Acquisition—Recommendation of the Freedom Board” in Amendment No. 2.
21.	Please expand on the factors that Freedom’s board reviewed, i.e., what aspect of GLG’s regulatory environment did the board consider, what due diligence results did the board consider, etc.
     In response to the Staff’s comment, the Company has included the requested disclosure under the heading “The Acquisition—Recommendation of the Freedom Board” in Amendment No. 2.
The purchase agreement, page 67
22.	Please delete the statement that investors and securities holders are not third-party beneficiaries under the purchase agreement since it implies they cannot rely on the information in it.
     In response to the Staff’s comment, the Company has deleted the statement in the second paragraph under the heading “The Purchase Agreement” in Amendment No. 2 as requested.

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23.	Please clarify that you do not believe any supplemental information or information in confidential disclosure schedules is required to be disclosed under federal securities laws.
     In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe that any supplemental information or information contained in the confidential disclosure schedules is required to be disclosed in Amendment No. 2 under applicable federal securities laws.
GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations
Qualitative and Quantitative Disclosures about Market Risk, page 141
24.	We note your response to comment 62 in our letter dated August 10, 2007 and revised disclosures. Since changes in the value of assets managed will impact the level of management and performance fee revenues, it is unclear why you could not revise your market risk disclosures to include a sensitivity analysis (or other analysis permitted by Item 305(a) of Regulation S-K) that expresses the potential loss in future earnings based on a hypothetical change in the fair value of assets managed. Please revise your filing accordingly.
     In response to the Staff’s comment, the Company supplementally advises the Staff on behalf of GLG as follows:
     The broad range of investment strategies that are employed across the approximately 40 GLG Funds and the managed accounts mean that they are subject to varying degrees and types of market risk. In addition, as the GLG Funds and managed accounts are managed independently of each other and risk is managed at a strategy and fund level, it is unlikely that any market event would impact all GLG Funds and managed accounts in the same manner or to the same extent. Moreover, there is no netting of performance fees across funds as these fees are calculated at the fund level.
     In further response to the Staff’s comment and in order to provide a quantitative indication of the possible impact of market risk factors on GLG’s future performance, the Company has revised the disclosure under the heading “GLG Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Market Risk” in Amendment No. 2 to provide a discussion of the financial impact of scenarios involving a 10% change in the fair value of all investments in the GLG Funds. While these scenarios are for illustrative purposes only and do not reflect GLG management’s expectations regarding future performance of

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     the GLG Funds and managed accounts, they represent near-term hypothetical changes that illustrate the potential impact of such events.
Unaudited Pro Forma Condensed Financial Statements
Unaudited Pro Forma Condensed Combined Financial Information, page 143
25.	We note your response to comment 65 in our letter dated August 10, 2007, however, it appears the since each minority interest holder does not own the same percentage interest in each entity that is participating in the exchange, the nature of what they own before and after the exchange would appear to differ. Therefore, we re-issue our prior comment 65 that it appears the minority interest acquisition should be treated as a purchase at fair value in the pro forma financial statements. For each entity participating in the exchange, please provide us, in tabular format, a listing of the majority and minority owners along with their percentage ownership in each entity and quantify the amount of total assets of each entity both before and after the exchange. Please also sub-total the percentage ownership for members of the control group separate from minority interest owners for each entity before and after the exchange.
     In response to the Staff’s comment, the Company supplementally advises the Staff that purchase accounting is not appropriate since there has not been an acquisition of a minority interest as explained below:
     Attached as Appendix A is an analysis that shows the GLG Shareowners and their existing percentage ownership interests in certain Acquired Companies with separate subtotals for the majority holders (consisting of Mr. Gottesman, the Gottesman GLG Trust, Mr. Lagrange, the Lagrange GLG Trust, Mr. Roman and the Roman GLG Trust) and the minority holders (all other GLG Shareowners, including two entities, Lavender Heights Capital LP and Sage Summit LP, through which certain key GLG personnel participate in the equity participation plan). This analysis excludes certain Acquired Companies (GLG Partners Services Limited, Betapoint Corporation, GLG Holdings Limited, Albacrest Corporation, Mount Garnet Limited, Knox Pines, Ltd., Mount Granite Limited and Liberty Peak Ltd.), because they are either holding companies or have no assets or liabilities, and includes certain operating companies in which the GLG Shareowners have an indirect ownership interest through the excluded Acquired Companies that are holding companies. The percentage ownership interests shown in Appendix  A do not reflect the contractual rights that certain key GLG personnel have through Lavender Heights Capital LP and Sage Summit LP to share in 15% of the sale proceeds of the Acquired Companies under arrangements put in place in connection with the equity participation plan established in March 2007.
     Appendix A shows that the relative percentage interests in the companies owned by the majority holders is 73.0% and by the minority holders is 27.0%. After giving effect to the dilution attributable to the 15% interests to which the key personnel are entitled to share through Lavender Heights Capital LP and Sage Summit LP under the equity participation plan, those percentages would be proportionately reduced to 62.05% and 37.95% (22.95% excluding the 15% interest of the equity participation plan), respectively. These proportionately reduced percentages correspond to the condensed,

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combined presentation reflected in the pre-acquisition organizational diagram of GLG included under the heading “The Acquisition-Structure of GLG Partners, Inc. Upon Consummation of the Acquisition” in the Summary section and under the heading “Organizational Structure” in Amendment No. 2.
     Appendix A also shows the number of Freedom shares to be issued to each GLG Shareowner as consideration in the acquisition (excluding the 10 million shares to be allocated to GLG employees, service providers and certain key personnel and the 15% interest allocable to members in the equity participation plan). Appendix A demonstrates that the minority interest in the entities before the acquisition and the relative interests of the GLG Shareowners in the Company’s common stock issued as consideration in the acquisition is the same. As a result, the Company and GLG have concluded that purchase accounting is not appropriate in accordance with FASB Technical Bulletin No. 85-5.
     In response to the Staff’s comments, the Company is supplementally providing to the Staff on behalf of GLG Appendix B, which is a table that shows the GLG Shareowners and their existing direct percentage ownership interests in all Acquired Companies, with separate subtotals for the majority holders and the minority holders, and Appendix C, which is a table that shows the total gross assets of each Acquired Company as of June 30, 2007. The Company supplementally advises the Staff on behalf of GLG that the total gross assets of each Acquired Company will not change as a result of the acquisition.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 145
26.	We note your disclosure on page 61 which indicates that Freedom will not acquire GLG Holdings Inc. and GLG Inc. in the acquisition but expects to acquire these entities after consummation of the acquisition of all other GLG entities by Freedom. Since these transactions will not be completed at the same time, please revise your pro forma financial statements to more clearly identify the pro forma adjustments pertaining to the acquisition of GLG Inc. and GLG Holdings, Inc. separate from the pro forma adjustments associated with the acquisition of the other GLG entities.
     In response to the Staff’s comment, the Company supplementally advises the Staff that the pro forma financial statements presented in Amendment No 1. did not include any pro forma adjustments with respect to the acquisition of GLG Holdings, Inc. and GLG Inc. because the transaction is not expected to close until after the completion of the acquisition of GLG by the Company, and the Company has also revised the first paragraph under “Unaudited Pro Forma Condensed Combined Financial Information” in

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Amendment No. 2 to clarify this fact. As disclosed in Note 2 of GLG’s Notes to Combined Financial Statements, the minority interests shown on GLG’s historical balance sheets relate to the equity of GLG Holdings, Inc. and GLG Inc., entities in which GLG does not currently own any interest. The Company also notes that the pro forma combined balance sheets continue to include the minority interest with respect to GLG Holdings, Inc. and GLG Inc. without any pro forma adjustment, even after giving effect to the acquisition.
27.	We note your response to comment 66 in our letter dated August 10, 2007. Please revise your pro forma financial statements to state, if true, that the number of authorized, issued and outstanding common shares on the face of your pro forma balance sheet are pro forma amounts.
     In response to the Staff’s comment, the Company has made the requested revisions to the Unaudited Pro Forma Condensed Combined Balance Sheet under the heading “Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 2.
Note B. Pro Forma Adjustments, page 150
28.	We note your revised disclosures regarding adjustment 7 in response to comment 71 in our letter dated August 10, 2007. Absent any master netting agreements, material amounts of interest expense on your notes to Sage Summit and Lavender Heights Capital should not be netted against interest income on restricted cash on the face of your income statement in future filings. Therefore, although your pro forma financial statements are presented on a condensed basis and you expect that the amount of interest payable will closely match the returns on restricted cash, please revise your description of adjustment 7 to quantify the expected amount of factually supportable pro forma interest income and expense for both interim and annual periods.
     In response to the Staff’s comment, the Company has made the requested revision to Note B in “Notes to Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 2.
Note C. Pro Forma Earnings per Share, page 153
29.	We note your response to comment 77 in our letter dated August 10, 2007. Since the FA Sub 2 Limited Exchangeable Shares are the shares with economic rights, it appears that the entire portion of the earnings (loss) attributable to the Exchangeable Shares should be deducted from the pro forma income statements

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since this represents the minority interest. The deductions from your pro forma income statements would include both the extra cumulative dividend the Exchangeable Shares are entitled to, as well as the amounts that they share equally with other stockholders. It appears that your current presentation only deducts the portion of the cumulative dividend that is in excess of the rights of the common stockholders. Once you make the adjustments described above to your pro forma income statements, it appears there would be no need to assume conversion of the Exchangeable Shares and you should include these shares in your discussion of anti-dilutive shares instead.
     In response to the Staff’s comment, the Company notes that Amendment No. 2 discloses that the 58,904,993 FA Sub 2 Limited Exchangeable Shares to be issued in the acquisition will be held by the Trustee of the Gottesman GLG Trust. In addition to the Exchangeable Shares, the Trustee of the Gottesman GLG Trust will also hold the Company’s Series A voting preferred stock in an amount equal to the number of shares of the Company’s common stock into which the Exchangeable Shares are exchangeable. The Exchangeable Shares are initially exchangeable into an equal number of shares of the Company’s common stock for no consideration, and upon this exchange an equal number of the Company’s Series A voting preferred stock will be redeemed.
     The Company further supplementally advises the Staff as follows:
     Minority interest. The model of consolidation under ARB 51 is based on voting interests. Except for certain limited matters that will require the majority vote or written consent of the holder of the Exchangeable Shares, such holder will have no voting rights with respect to FA Sub 2 Limited. As a result, the Exchangeable Shares have not been reflected as a minority interest.
     Earnings per share denominator. Statement of Financial Accounting Standards (SFAS) No. 128, paragraph 10 states that “shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent).”
     It is therefore appropriate to include the number of shares of the Company’s common stock that are issuable upon exchange of the Exchangeable Shares in the basic and diluted EPS denominator since there will be no cash consideration and there are no conditions that need to be satisfied before exchange. If the shares of the Company’s common stock were not included in the basic and diluted EPS denominator, basic and

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diluted EPS would be overstated, as no minority interest would be deducted from the basic and diluted EPS numerator as discussed above.
     Cumulative dividends. The holder of the Exchangeable Shares will be entitled to receive cumulative dividend distributions from FA Sub 2 Limited (“common stock dividends”) at the same time that the Company pays or makes a dividend or distribution of cash or other property (other than certain restructuring distributions) to its common stockholders, in an aggregate amount equal to the amount of the dividend or distribution paid or made by the Company per share of the Company’s common stock multiplied by the number of shares of the Company’s common stock into which the Exchangeable Shares are then exchangeable. This dividend should not be deducted from the numerator for basic and diluted EPS since the shares of the Company’s common stock issuable upon exchange of the Exchangeable Shares have been included in the EPS denominator as discussed above.
     In addition, the holder of Exchangeable Shares will be entitled to cumulative quarterly cash distributions. This special dividend is in addition to the amount the holder of the Exchangeable Shares would receive as common stock dividends and is payable in preference to common stock dividends. For this reason, only the special dividend has been deducted from the basic and diluted EPS numerator.
30.	As a related matter, please also adjust your pro forma balance sheet on page 146 to account for the minority interests of the FA Sub 2 Limited Exchangeable shareholders. Based on your disclosures on page 62, it appears that the amount of their minority interest is 20%.
     Please see the Company’s response to Comment No. 29.
Compensation Discussion and Analysis — GLG, page 192
31.	We note your response to comment 91 in our letter dated August 10, 2007; however, if GLG engages in benchmarking, this disclosure is required under Item 402(b)(2)(xiv) of Regulation S-K. Also explain how GLG determines that its compensation levels, including the limited partner profit shares to which you refer on page 194, are competitive. For example, do you use surveys, studies or other reports to make this determination?
     In response to the Staff’s comment, the Company has included additional disclosure under “Compensation Discussion and Analysis—GLG” in Amendment No. 2.

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Distributions and Limited Partner Profit Shares, page 193
32.	We note your response to comment 94 in our letter dated August 10, 2007. You disclose that distributions to GLG’s principals, senior management, and key personnel is based in part on established goals and operational performance, including key financial measurements such as fee revenue, operating profit, fund inflows and fund performance. Please disclose these established goals or target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.
     In response to the Staff’s comment, the Company has included additional disclosure under “Compensation Discussion and Analysis—GLG—Distributions and Limited Partner Profit Shares” in Amendment No. 2.
Certain Relationships and Related Party Transactions, page 199
33.	We note that you expect to provide additional disclosure within the next several days in response to comment 95 in our letter dated August 10, 2007. Please note that we may have further comment.
     In response to the Staff’s comment, as well as Comment No. 95 in the August 10, 2007 comment letter, the Company has provided additional disclosure with respect to the dollar amounts of certain transactions with related persons under the heading “Certain Relationships and Related Person Transactions—GLG” in Amendment No. 2 that was omitted in Amendment No. 1.
34.	We note your response to comment 96 in our letter dated August 10, 2007. However, please disclose whether the principals, directors or senior management are permitted to invest their own capital in side-by-side investments with your private equity funds, not including the proposed investment set forth in the purchase agreement. If so, please quantify these amounts and disclose the agreements or terms pursuant to which such investments are made and how profits or distributions are made to the principals. Also disclose whether these personal investments may result in conflicts of interest among investors in the funds.

Securities and Exchange Commission	- 17 -	September 20, 2007
      In response to the Staff’s comment, the Company has provided additional disclosure under “Certain Relationships and Related Person Transactions—GLG Investment Transactions” in Amendment No. 2. In addition, the Company supplementally advises the Staff on behalf of GLG that because GLG does not manage private equity funds, such as the private equity funds managed by firms such as Blackstone or Fortress, the Principals, directors and senior management of GLG do not make side-by-side investments in private equity funds. As described in Amendment No. 2 under the heading “Certain Relationships and Related Person Transactions—Freedom”, Berggruen Holdings North America Ltd., an entity affiliated with the Company’s President and Chief Executive Officer, Nicolas Berggruen, has invested in the GLG Emerging Markets Fund.
GLG Combined Financial Statements
Note 1. Organization and Basis of Presentation, page F-7
35.	We note your response to comments 103 and 104 in our letter dated August 10, 2007. Please more fully describe the accounting literature you relied on to support your inclusion of GLG Inc. and GLG Holdings, Inc. in the combined GLG entities by virtue of the terms of a service agreement. Please specifically tell us the provisions of the service agreement that you relied upon to determine that GLG Inc. and GLG Holdings, Inc. should be included with the other GLG entities as entities under common control.
     The Company supplementally advises the Staff, on behalf of GLG, as follows:
     On January 1, 2002, the share capital of GLG Inc. was sold by GLG Partners Services Ltd. to GLG Holdings, Inc., a holding company and a wholly owned subsidiary of an unaffiliated Bermuda charitable foundation. Also, on this date GLG Inc. and GLG Partners LP entered into a service agreement for the provision of research services by GLG Inc. The principal terms of the service agreement were such that GLG maintained significant continuing involvement with GLG Inc. and the ability to influence its financial and operating policies. The key terms of the service agreement are that GLG Partners LP, among other things, approves budgets and discretionary bonuses for GLG Partners Inc., provides funding and maintains non-compete provisions. Furthermore, the services provided by GLG Inc. are exclusive to GLG Partners LP.
     GLG considered and relied on Staff Accounting Bulletin No. 40, Topic 5.E, Emerging Issues Task Force Issue No. 00-13 and Statement of Financial Accounting Standards No. 144 with respect to the inclusion of GLG Inc. and GLG Holdings, Inc. in the combined financial statements of GLG.
* * *

Securities and Exchange Commission	- 18 -	September 20, 2007
     We are also delivering to each of Jennifer Hardy, Brigitte Lippman, Lisa Haynes, Rufus Decker and Sara Crovitz of the Staff courtesy copies of (i) Amendment No. 2, marked to show changes from Amendment No. 1, and (ii) this response letter
     Please telephone Alan I. Annex at (212) 801-9323, Donn A. Beloff at (954) 768-8283 or Brian Gavsie at (954) 768-8235 if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile or e-mail to Alan I. Annex (annexa@gtlaw.com) at (212) 801-6400, Donn A. Beloff (beloffd@gtlaw.com) at (954) 759-5583 or Brian Gavsie (gavsieb@gtlaw.com) at (954) 759-5535.
Very truly yours,

/s/ Jared Bluestein
Jared Bluestein
Secretary
Enclosures

cc:	Jennifer Hardy Brigitte Lippman Lisa Haynes Rufus Decker Sara Crovitz

Appendix A

	Operating Companies (attributed interests pre-acquisition)
	GLG						Total Freedom	Percentage of
	Partners	GLG					Equivalent	Total Freedom
	Asset	Partners	GLG	GLG	GLG	Pre-close	Shares to be	Shares to be
	Management	(Cayman)	Partners	Partners	Partners	Combined	Allocated to	Allocated to GLG
GLG Shareowner	Limited	Limited	Services LP(1)	LP (2)	Limited	Interest (3)	GLG Shareowner (4)	GLG Shareowner (5)
Noam Gottesman	0.0%	0.0%	0.0%	0.0%	31.5%	0.00%	0	0.00%
Gottesman GLG Trust	31.5%	31.5%	31.5%	31.5%	0.0%	26.78%	58,904,993	26.78%
Pierre Lagrange	0.0%	0.0%	0.0%	0.0%	31.5%	0.00%	0	0.00%
Lagrange GLG Trust	31.5%	31.5%	31.5%	31.5%	0.0%	26.78%	58,904,993	26.78%
Emmanuel Roman	0.0%	0.0%	0.0%	0.0%	10.0%	0.00%		0.00%
Roman GLG Trust	10.0%	10.0%	10.0%	10.0%	0.0%	8.50%	18,699,995	8.50%

Majority sub-total	73.0%	73.0%	73.0%	73.0%	73.0%	62.05%	136,509,981	62.05%

Lehman (Cayman Islands) Ltd	18.0%	18.0%	18.0%	18.0%	18.0%	15.30%	33,659,998	15.30%
Jonathan Green	0.0%	0.0%	0.0%	0.0%	1.9%	0.00%	0	0.00%
Green GLG Trust	1.9%	1.9%	1.9%	1.9%	0.0%	1.65%	3,630,304	1.65%
Lavender Heights Capital LP	0.0%	0.0%	0.0%	0.0%	0.0%	6.00%	13,200,000	6.00%
Green Hill Trust	0.0%	0.0%	0.0%	0.0%	0.0%	0.00%	0	0.00%
Sage Summit LP	0.0%	0.0%	0.0%	0.0%	0.0%	9.00%	19,800,000	9.00%
Blue Hill Trust	0.0%	0.0%	0.0%	0.0%	0.0%	0.00%	0	0.00%
Istithmar	3.5%	3.5%	3.5%	3.5%	3.5%	3.00%	6,599,843	3.00%
Sal. Oppenheim	3.5%	3.5%	3.5%	3.5%	3.5%	3.00%	6,599,843	3.00%

Minority sub-total	27.0%	27.0%	27.0%	27.0%	27.0%	37.95%	83,489,988	37.95%

Totals	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	219,999,969	100.00%

(1)	The percentage interests in this column represent the interests which these persons have in GLG Partners Services LP through the ownership of interests in GLG Partners Services Limited and Betapoint Corporation. GLG Partners Services Limited holds approximately 90% and Betapoint Corporation holds approximately 10% of the limited partnership interests in GLG Partners Services LP (excluding for this purpose the limited partnership interest held by Lavender Heights LLP).

(2)	The percentage interests in this column represent the interests which these persons have in GLG Partners LP through the ownership of interests in GLG Holdings Limited and Albacrest Corporation. GLG Holdings Limited holds approximately 90% and Albacrest Corporation holds approximately 10% of the limited partnership interests in GLG Partners LP (excluding for this purpose the limited partnership interest held by Laurel Heights LLP).

(3)	The percentage interests in this column represent the combined, condensed percentage interests of the GLG Sellers, immediately prior to the acquisition, after giving effect to the dilution attributable to the 15% interests which certain key GLG personnel are entitled to receive as a result of the March 2007 equity participation plan. Excludes 10 million shares of Freedom common stock to be issued to GLG employees, service providers and others.

(4)	Share allocations between individuals and their respective trusts are subject to change. Excludes 10 million shares of Freedom common stock to be issued to GLG employees, service providers and others.

(5)	Excludes 10 million shares of Freedom common stock to be allocated to GLG employees, service providers and certain key personnel.

Appendix B

	Acquired Company
				Mount	Knox		GLG	GLG	Mount
	GLG Partners Asset	GLG Partners	GLG Partners	Garnet	Pines,	Betapoint	Holdings	Partners	Granite	Liberty	Albacrest
GLG Shareowner	Management Limited	(Cayman) Limited	Services Limited	Limited	Ltd.	Corporation	Limited	Limited	Limited	Peak Ltd.	Corporation
Noam Gottesman	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	31.5%	0.0%	0.0%	0.0%
Gottesman GLG Trust	31.5%	31.5%	35.0%	0.0%	0.0%	0.0%	35.0%	0.0%	0.0%	0.0%	0.0%
Pierre Lagrange	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	31.5%	0.0%	0.0%	0.0%
Lagrange GLG Trust	31.5%	31.5%	35.0%	0.0%	0.0%	0.0%	35.0%	0.0%	0.0%	0.0%	0.0%
Emmanuel Roman	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	10.0%	0.0%	0.0%	0.0%
Roman GLG Trust	10.0%	10.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	100.0%

Majority sub-total	73.0%	73.0%	70.0%	0.0%	0.0%	100.0%	70.0%	73.0%	0.0%	0.0%	100.0%

Lehman (Cayman Islands) Ltd	18.0%	18.0%	20.0%	0.0%	0.0%	0.0%	20.0%	18.0%	0.0%	0.0%	0.0%
Jonathan Green	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.9%	0.0%	0.0%	0.0%
Green GLG Trust	1.9%	1.9%	2.2%	0.0%	0.0%	0.0%	2.2%	0.0%	0.0%	0.0%	0.0%
Lavender Heights Capital LP	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Green Hill Trust	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Sage Summit LP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%
Blue Hill Trust	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%
Istithmar	3.5%	3.5%	3.9%	0.0%	0.0%	0.0%	3.9%	3.5%	0.0%	0.0%	0.0%
Sal. Oppenheim	3.5%	3.5%	3.9%	0.0%	0.0%	0.0%	3.9%	3.5%	0.0%	0.0%	0.0%

Minority sub-total	27.0%	27.0%	30.0%	100.0%	100.0%	0.0%	30.0%	27.0%	100.0%	100.0%	0.0%

Appendix C

Acquired Company	Total Assets as of June 30, 2007 ($000)
GLG Partners Asset Management Limited	$82,612
GLG Partners (Cayman) Limited	$312,358
GLG Partners Services Limited	$15,892
Mount Garnet Limited	$50
Knox Pines, Ltd.	$0
Betapoint Corporation	$3
GLG Holdings Limited	$102,893
GLG Partners Limited	$255
Mount Granite Limited	$0
Liberty Peak Ltd.	$0
Albacrest Corporation	$1,046

Total for all Acquired Companies	$515,109